SECURI[barcode] ON

12010789

SEC Mail Processing Section

FEB 16 2012

Washington, DC 125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dragonfly Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1310 S. Tryon Street, Suite 109
(No. and Street)

Charlotte (City) NC (State) 28203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don W. Millen, Jr. 704-342-3491 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – *if individual, state last, first, middle name*)

7725 Ballantyne Commons Parkway, Suite (Address) Charlotte (City) NC (State) 28277 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don W. Millen, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dragonfly Capital, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

EDWARD E. BROWN
NOTARY PUBLIC
Mecklenburg County, North Carolina
My Commission Expires April 29, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRAGONFLY CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dragonfly Capital Partners, LLC
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of Dragonfly Capital Partners, LLC (the Company) as of December 31, 2011 and 2010, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dragonfly Capital Partners, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
January 27, 2012

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704-369-7200 • fax 704-362-0411 • www.vfgcpa.com

DRAGONFLY CAPITAL PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2011	2010
ASSETS		
Cash and cash equivalents	$ 7,402	$ 6,646
Total assets	$ 7,402	$ 6,646
MEMBER EQUITY		
Member equity	$ 7,402	$ 6,646
Total member equity	$ 7,402	$ 6,646

The accompanying notes are an integral part of these financial statements.

DRAGONFLY CAPITAL PARTNERS, LLC

STATEMENTS OF INCOME

For the years ended December 31

	2011	2010
Fee income	$ 563,281	$ 593,513
Interest income	122	119
	563,403	593,632
Commissions	549,657	575,023
Licenses and permits	2,460	8,179
Rent	4,800	4,800
Utilities	1,200	1,200
Professional fees	2,300	2,600
Other operating expenses	2,230	2,190
	562,647	593,992
Net income (loss)	$ 756	$ (360)

The accompanying notes are an integral part of these financial statements.

DRAGONFLY CAPITAL PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBER EQUITY

For the years ended December 31,

	2011	2010
Balance at beginning of year	$ 6,646	$ 7,006
Net income (loss)	756	(360)
Balance at end of year	$ 7,402	$ 6,646

The accompanying notes are an integral part of these financial statements.

DRAGONFLY CAPITAL PARTNERS, LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 756	$ (360)
Net cash provided by (used in) operating activities	756	(360)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	756	(360)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,646	7,006
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 7,402	$ 6,646

The accompanying notes are an integral part of these financial statements.

DRAGONFLY CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

1. ORGANIZATION

Dragonfly Capital Partners, LLC, a North Carolina limited liability company, was formed in November, 2002. The Company is a merchant-banking firm headquartered in Charlotte, North Carolina, serving small and middle-market companies in the southeastern United States. The Company offers unbiased advice and assistance to clients regarding private capital placements, mergers and acquisitions, and other financial assignments.

At December 31, 2011, Dragonfly Capital Partners, LLC was a member in good standing with the Security Investor Protection Corporation (SIPC).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Fee Revenue

The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related advisory services. The Company receives non-refundable, upfront advisory fees in most transactions. Due to the extensive research and analysis performed for the client prior to the execution of a services agreement, the Company recognized upfront advisory fees as revenue upon receipt. The remainder of any fee due to the Company is typically paid only upon the closing of a related transaction.

Other revenues relate primarily to billable transaction costs. Billable transactions costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with agreed-upon terms.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes
The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company.

The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any liability for unrecognized tax benefits. For the years ended December 31, 2011 and 2010, there were no interest or penalties recorded or included in the Company's financial statements.

The Company, which files income tax returns in the U.S. federal jurisdiction and North Carolina, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2008.

Basis of Accounting
The financial statements of Dragonfly Capital Partners, LLC are prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Limited Liability
As a limited liability company, the member's liability is limited to his investment in the Company plus any personal guarantees the member has made on company obligations.

3. RELATED PARTY TRANSACTIONS

Dragonfly Capital Partners, LLC has a management agreement with a related party, Dragonfly Capital Management, LLC for the reimbursement of administrative costs, including the use of office space, utilities, and telephones. Reimbursements during December 31, 2011 and 2010 for rent, utilities, and telephone use totaled $6,000.

4. NET CAPITAL REQUIREMENTS

Dragonfly Capital Partners, LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2011, the Company had net capital, as defined, of $6,334. At the same date the Company's ratio of aggregate indebtedness to net capital was .00 to 1. Accordingly, the Company was in compliance with the net capital requirements.

5. SUBSEQUENT EVENTS

Dragonfly Capital Partners, LLC has analyzed its operations subsequent to December 31, 2011, through January 27, 2012, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

DRAGONFLY CAPITAL PARTNERS, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	7,402
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		7,402
Liabilities subordinated to claims of general creditors		-
Total nonallowable assets (Central Registration Depository and Prepaids)		938
Haircuts on Securities (15C3-1(F) - Short Term Certificate of Deposit		120
Net capital	$	6,344

COMPUTATION OF NET CAPITAL REQUIREMENT

(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$	-
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries		5,000
Net capital requirement (greater of A or B above)		5,000
Excess net capital		1,344
Excess net capital at 1000% (Net capital less 10% of total aggregate indebtedness)	$	6,344

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness (Accounts payable)	-
Percentage of aggregate indebtedness to net capital	0.00%

Note: There are no differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

See independent auditors' report.

DRAGONFLY CAPITAL PARTNERS, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

DRAGONFLY CAPITAL PARTNERS, LLC

SCHEDULE III – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934pursuant to paragraph (k)(2)(i) of the rule.

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Dragonfly Capital Partners, LLC:

In planning and performing our audit of the financial statements of Dragonfly Capital Partners, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704-369-7200 • fax 704-362-0411 • www.vfgcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Charlotte, North Carolina
January 27, 2012

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Dragonfly Capital Partners, LLC
Charlotte, NC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Dragonfly Capital Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Dragonfly Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Dragonfly Capital Partners, LLC's management is responsible for the Dragonfly Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704-369-7200 • fax 704-362-0411 • www.vfgcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

This note shall serve as a supplemental report to the December 31, 2011 audit report of Dragonfly Capital Partners, LLC.

Charlotte, North Carolina
January 27, 2012